GREAT PANTHER RESOURCES LIMITED

INFORMATION CIRCULAR

as at October 20, 2009

GENERAL PROXY INFORMATION

Solicitation of Proxies

This information circular is furnished to the shareholders of GREAT PANTHER RESOURCES LIMITED (the “Company”) of Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, in connection with the solicitation by the management of the Company of proxies to be voted at the extraordinary meeting of shareholders to be held on Thursday, December 17, 2009 at the time and place and for the purposes set out in the notice of meeting which this circular accompanies.

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company may reimburse brokers and nominees who hold stock in their respective names on behalf of shareholders for their related out of pocket expenses if the Company requests such brokers and nominees to furnish this material to their customers. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of any solicitation will be borne by the Company.

Appointment of Proxyholders

The persons named in the accompanying form of proxy were designated as proxyholders by the directors of the Company.

A shareholder has the right to appoint some other person or company (who need not be a shareholder) to attend and act for and on behalf of that shareholder at the meeting. To exercise this right, the shareholder may do so by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy should be received by the Company’s transfer agent and registrar, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, fax number 1 866 249 7775 (within North America) or 416 263 9524 (outside North America) or at the office of the Company, Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, fax number 604 608 1744, by mail or by fax, at least 48 hours, excluding Saturdays, Sundays and holidays before the time fixed for the meeting.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder’s attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer of, or attorney-in-fact for, the corporation.

Revocability of Proxies

A shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that shareholder or by that shareholder’s attorney-in-fact authorized in writing, or where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at any time up to and including the last business day preceding the date of the meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the chairman of the meeting prior to the vote on matters covered by the proxy on the day of the meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies

The common shares represented by a properly executed and deposited proxy will be voted on any poll (ballot) that may be called for or required and, if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. In the absence of any instructions, the designated persons or other proxy agent named on the proxy form will cast the shareholder’s votes on any poll FOR the approval of the matter set out in the form of proxy.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the meeting, including any amendments or variations of the matters identified in the notice of meeting. At the date of this information circular, management of the Company knew of no such amendments, variations, or other matters to come before the meeting. If such should occur, the persons named in the proxy form will vote on them in accordance with their best judgement, exercising discretionary authority.

In the case of abstentions from or withholding of the voting of common shares on any matter, the shares which are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Advice to Non-Registered Shareholders

The information in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not own shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this information circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many US brokerage firms and custodian banks). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the meeting. Often, the form of proxy supplied to a Beneficial Shareholder by his broker (or the agent of that broker) is identical to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) on how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. Beneficial Shareholders are asked to complete and return the voting instruction form to Broadridge by mail or facsimile or to follow specified telephone or internet voting procedures. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the shares to be represented at the meeting. If a Beneficial Shareholder receives a voting instruction form from Broadridge it cannot be used as a proxy to vote shares directly at the meeting as the voting instruction form must be returned to Broadridge or the telephone or internet procedures completed well in advance of the meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the meeting for the purposes of voting shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the meeting as proxyholder for the registered shareholder and vote the shares in that capacity. Beneficial Shareholders who wish to attend at the meeting and indirectly vote their shares as proxyholder for the registered shareholder should enter their own name in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the meeting and vote his or her common shares.

Voting Securities and Principal Holders of Voting Securities

The voting securities of the Company consist of an unlimited number of common shares without par value, of which 92,375,131 common shares are issued and outstanding as at October 20, 2009. Holders of common shares are entitled to one vote for each common share held. The share transfer books of the Company will not be closed, but the Company’s Board of Directors has fixed November 9, 2009 as the Record Date for the determination of shareholders entitled to notice of and to vote at the meeting and at any adjournment or postponement of the meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or controls or directs voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

As at October 20, 2009, CDS & Co., a Canadian depository, and Cede & Co., a U.S. depository, were the registered holders, respectively, of 81,179,738 (87.88%) and 4,005,005 (4.34%) common shares on behalf of intermediaries / brokers who hold common shares for Beneficial Shareholders whose identities are not known to the directors and executive officers of the Company, except to the extent that they may include management shares held in brokerage accounts.

Votes Necessary to Pass Resolutions

Under the Company’s Articles, the current quorum for the transaction of business at the meeting of shareholders is two persons who are, or who represent by proxy, shareholders. A simple majority of the votes of those shareholders who are present and vote either in person or by proxy at the meeting is required in order to pass an ordinary resolution. A majority of two-thirds of the votes of those shareholders who are present and vote either in person or by proxy at the meeting is required to pass a special resolution. No special resolutions are proposed.

BUSINESS OF THE MEETING

To the knowledge of the Company’s management, the only matter to be placed before the meeting is that set out in the notice of meeting.

Change of Name

It is proposed that the name of the Company be changed to GREAT PANTHER SILVER LIMITED, which more appropriately describes the nature of the Company’s business as a primary silver producer and helps to distinguish it from the multitude of other resource companies.

The proposed name is acceptable to, and has been reserved by, the Corporate Registry of British Columbia, the Company’s incorporating jurisdiction. Notice of the proposed change of name has also been accepted by the Toronto Stock Exchange, subject to the filing of final documentation. Upon the change of name becoming effective for trading purposes, the common shares of the Company will continue to trade on the Toronto Stock Exchange under the symbol GPR.

Pursuant to the Company’s articles, a change of name must be approved by ordinary resolution of shareholders. The text of the proposed ordinary resolution is as follows:

RESOLVED THAT:

1.	The name of the Company be changed from “Great Panther Resources Limited” to “Great Panther Silver Limited” and that the Notice of Articles of the Company be altered accordingly;

2.

Any one director or officer of the Company be and such director or officer is hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions;

3.	The change of name of the Company shall not take effect until the Notice of Alteration is filed with the Registrar of Companies under the Business Corporations Act (British Columbia).

Management recommends that shareholders pass this resolution. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll in favour of this resolution.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTER TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person and no associate or affiliate of any informed person has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year not previously disclosed in an information circular, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

OTHER MATTERS

Management knows of no matters to come before the meeting other than as set out in the notice of meeting and this information circular. However, should any other matters properly come before the meeting, the shares represented by the proxy solicited hereby will be voted on such matters on any poll in accordance with the best judgement of the persons voting the shares represented by the proxy, exercising discretionary authority.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited comparative financial statements and MD&A for the year ended December 31, 2008. Copies of the financial statements and MD&A may be obtained upon request from the Company, Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3.

DIRECTORS’ APPROVAL

The contents of this information circular have been approved and its distribution and filing have been authorized by the directors of the Company.

DATED November 9, 2009

BY ORDER OF THE BOARD OF DIRECTORS

“Kaare G. Foy”

Kaare G. Foy
Executive Chairman